Filed Pursuant to Rule 433

Registration Statement No.: 333-132434

Tyson Foods Prices Common Stock and Convertible Senior Notes Offerings

Springdale, Ark., September 10, 2008 — Tyson Foods, Inc. (NYSE: TSN) today announced that it has priced its registered underwritten public offerings of Class A common stock and convertible senior notes due 2013. The Company has agreed to sell 20 million shares of its Class A common stock at a public offering price of $12.75 per share and has granted the underwriters an option to purchase up to an additional 3 million shares of Class A common stock on the same terms and conditions to cover over-allotments, if any. An entity controlled by Don Tyson, the Company’s former Chairman and current director, will be purchasing 3 million shares in the offering. The Company also announced the pricing of its public offering of $450 million aggregate principal amount of 3.25% convertible senior notes. Tyson has granted the underwriters an option to purchase up to an additional $67.5 million in aggregate principal amount of convertible senior notes on the same terms and conditions to cover over-allotments, if any.

The convertible senior notes will pay interest semi-annually at a rate of 3.25% per year and will mature on October 15, 2013. The convertible senior notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 59.1935 shares of Class A common stock per $1,000 principal amount of convertible senior notes (representing an initial conversion price of approximately $16.89 per share of Class A common stock), subject to adjustment in certain circumstances. The initial conversion price represents a conversion premium of 32.5% over the public offering price in the Class A common stock offering of $12.75 per share. The convertible senior notes will provide for “net share settlement” of any conversions, meaning that upon any conversion Tyson will pay the noteholder an amount in cash of up to the principal amount of the convertible senior notes and will settle any excess of the conversion value above the convertible senior notes’ principal amount in Class A common stock. Holders of the convertible senior notes may require Tyson to purchase all or a portion of their notes at a price equal to 100% of the principal amount of the convertible senior notes to be purchased, plus accrued and unpaid interest, in cash, upon the occurrence of certain fundamental changes involving Tyson.

Tyson intends to use the net proceeds from the Class A common stock offering and the convertible senior notes offering toward the repayment of borrowings under Tyson’s accounts receivable securitization and for other general corporate purposes which may include, without limitation, acquisitions, strategic investments and initiatives to grow its business. A portion of the net proceeds from the offering of the convertible senior notes will be used to fund the cost of the convertible note hedge transactions after such cost is offset by the proceeds of the warrant transactions described below.

In connection with the convertible senior notes offering, Tyson has entered into convertible note hedge and warrant transactions in respect of its Class A common stock with counterparties, which are affiliates of certain underwriters of the convertible senior notes. The convertible note hedge transactions are intended to reduce the potential dilution upon future conversion of the convertible senior notes by providing Tyson with the option, subject to certain exceptions, to acquire shares of Class A common stock which offset the delivery of newly issued shares of Class A common stock upon settlement of conversion of the convertible senior notes. However, the warrant transactions will result in dilution to the extent that the market value of Tyson’s Class A common stock, as measured under the terms of the warrants during the measurement period at maturity of the warrants, exceeds the exercise price of the warrants, which initially is $22.31 per share, subject to customary adjustments. If the underwriters exercise their option to purchase additional convertible senior notes to cover over-allotments, Tyson will increase the size of the convertible note hedge transactions and sell additional warrants.

The counterparties to the convertible note hedge and warrant transactions have advised Tyson that they or their respective affiliates expect to enter into various derivative transactions with respect to Tyson’s Class A common stock shortly after the pricing of the convertible senior notes. In addition, the counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to Tyson’s Class A common stock or by selling or purchasing Tyson’s Class A common stock in secondary market transactions following the pricing of the convertible senior notes and are likely to do so during any observation period related to the conversion of the notes. These transactions could adversely affect the market price of Tyson’s Class A common stock and of the convertible senior notes, could have the effect of increasing or preventing a decline in the price of Tyson’s Class A common stock and could, under certain circumstances, affect noteholders’ ability to convert the convertible senior notes.

The Class A common stock offering and the convertible senior notes offerings are being conducted as separate public offerings and are not contingent upon each other. The closing of each offering is expected to occur on September 15, 2008, subject to satisfaction of market and other closing conditions.

J.P. Morgan Securities Inc. and Merrill Lynch & Co. are acting as joint book-running managers for both offerings.

The Class A common stock offering and the convertible senior notes offering are being made pursuant to two prospectus supplements and accompanying prospectuses filed with the Securities and Exchange Commission and available for review on the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. Any offer of the securities will be made only be means of a prospectus, forming a part of the effective registration statement, the applicable prospectus supplement and other related documents. Copies of these documents can be obtained from: J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002, or from Merrill Lynch & Co., 4 World Financial Center, Attn: Prospectus Department, New York, New York 10080, phone: 212-449-1000.

About Tyson Foods

Tyson Foods, Inc. (NYSE: TSN), founded in 1935 with headquarters in Springdale, Arkansas, is the world’s largest processor and marketer of chicken, beef, and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company produces a wide variety of protein-based and prepared food products and is a market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The company has approximately 104,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

Forward-Looking Statements

Certain information contained in the press release may constitute forward-looking statements, such as statements relating to contemplated offerings. These forward-looking statements are subject to a number of factors and uncertainties which could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (vii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and our ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. “Risk Factors” included in our September 29, 2007 Annual Report filed on Form 10-K.

CONTACT: Tyson Foods, Inc.

Media Contact:

Gary Mickelson

479-290-6111

Investor Contact:

Ruth Ann Wisener

479-290-4235

Tyson Foods, Inc. has filed a registration statement (including a prospectus and related preliminary prospectus supplements) with the U.S. Securities and Exchange Commission (SEC) for each of these offerings. Before you invest, you should read the prospectus supplement and prospectus for each of these offerings in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and each of these offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002, or from Merrill Lynch & Co., 4 World Financial Center, Attn: Prospectus Department, New York, New York 10080, phone: 212-449-1000.

4